















Ford SUVs Hit Record Sales Month – Retail Up; F-Series Posts Best Results Since 2000; All-New Expedition Retail Up 46 Percent, While Navigator Sees Triple-Digit Retail Gain

MARCH 2018 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**244,306**	**158,996**	**85,310**	**109,276**	**82,395**	**52,635**
Versus March 2017	3.4%	0.8%	8.7%	6.7%	7.5%	-8.1%

HIGHLIGHTS

- **Overall U.S. March sales at Ford Motor Company** gained 3.4 percent, with 244,306 vehicles sold
- **Fleet sales totaled 85,310 vehicles – up 8.7 percent –** to offset declines in January and February and bring first-quarter results in line with 2017
- **Ford retail sales were up 0.8 percent in March to 158,996 vehicles,** while average transaction prices expanded $1,400 over year-ago levels. This is about twice the rate of the industry increase of $700
- **Ford maintains the highest transaction prices of any full-line automaker – $36,300 per vehicle –** boosted by its newest products
- **With total sales of 87,011 pickups, Ford F-Series saw its best March performance since 2000,** making for 11 consecutive months of gains
- **Ford brand SUVs were up 7.3 percent last month,** turning in an all-time record for the month of March. Sales of Ford EcoSport totaled 3,296 vehicles, while Ford Explorer gained 3.9 percent overall and Ford Edge sales expanded 18.7 percent
- **As dealer inventories improve, sales of all-new Ford Expedition are growing;** retail sales climbed 46.1 percent in March
- **Retail sales of the all-new Lincoln Navigator saw a triple-digit increase in March,** gaining 101.6 percent on a mix of 80 percent Black Label and Reserve models – Lincoln's two highest trim levels. Average transaction pricing for Navigator grew $25,600

# # #

About Ford Motor Company

Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 202,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

"March represented a strong start to the spring selling season for both Ford and the industry. We saw incredible demand for our trucks and SUVs, selling over 87,000 F-Series pickups. Ford brand SUVs established a new sales record in March. Demand for our all-new Lincoln Navigator is off the charts, with some customers buying the SUV sight unseen."

– Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service

KEY VEHICLES

2018 Ford F-150

Ford F-Series saw its 11th straight month of gains in March. Sales exceeded 87,000 trucks, while transaction pricing expanded by $1,700 compared to last year – to $46,800 per truck. Customers continue to select more Crew Cabs and high-trim level trucks.

2018 Ford Expedition

Our all-new Ford Expedition is moving off dealer lots in 17 days or less. We're seeing growth in all regions of the country, plus strong demand for Platinum Expedition. This high trim level SUV represented 26 percent of sales last month, expanding transaction pricing by $11,500.

2019 Ford EcoSport

Momentum for Ford EcoSport continued to build in March as sales expand and inventories improve. Sales were strongest in Los Angeles and New York. Ford Edge posted a 18.7 percent gain, while Explorer sales increased 3.9 percent.

2018 Lincoln Navigator

Sales of our all-new Lincoln Navigator continued to track higher in March as inventories improve. Retail sales were up 101.6 percent, with Navigator spending just 10 days on dealer lots on average. Dealers in all regions are reporting sizable gains. The West reported the biggest increase, at 201 percent, while the largest region for Navigator, our Central region, was up 73 percent.

FORD MOTOR COMPANY
MARCH 2018

Fleet Segment	March 2018		March CYTD	
	Percent of Total Sales	YOY Change	Percent of Total Sales	YOY Change
Rental	17.7%	2.0 points	15.6%	0.1 points
Commercial	12.4%	0.8 points	12.7%	0.9 points
Government	4.8%	(1.1) points	5.5%	(0.4) points
Total Fleet	34.9%	1.7 points	33.7%	0.6 points

Gross Stock (incl. in-transit)	March 2018		February 2018		March 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	170,575	91	166,766	90	168,133	79
SUVs	236,709	80	230,380	85	204,695	72
Trucks	311,873	80	320,415	91	328,973	87
Total	719,157	82	717,561	89	701,801	80

Dealer Stock (on ground)	March 2018		February 2018		March 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	130,424	69	122,117	66	128,720	61
SUVs	190,326	65	185,731	68	171,427	60
Trucks	251,375	64	264,622	75	278,811	74
Total	572,125	66	572,470	71	578,958	66

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com